UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-13415

Consolidated Resources Health Care Fund II

(Exact name of registrant as specified in its charter)

1175 Peachtree Street, Suite 1230, Atlanta, GA 30361, (404) 873-1919

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units of Limited Partnership Interest

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[x]	Rule 12h-3(b)(1)(i)	[x]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Consolidated Resources Health Care Fund II has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 2, 2008	By:	/s/ John F. McMullan
		Name:	John F. McMullan
		Title:	President, Welcare Service Corporation-II, Managing General Partner